14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 9, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	DarkPulse, Inc.
Registration Statement on Form S-1
Filed December 18, 2023
File No. 333-276114

Dear Ms. Krebs:

We are in receipt of your letter dated January 16, 2024, setting forth certain comments to the Registration Statement on Form S-1 (the “S-1”), which was filed on December 18, 2023 by DarkPulse, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Registration Statement on Form S-1

Prospectus Summary, page 2

1.	Please clarify the extent of the company's current operations in light of the involuntary liquidation of Optilan (UK) Limited. In addition, clarify the extent to which you have manufactured, installed or sold your patented BOTDA dark-pulse sensor technology system. In this regard, we note that you were required to pay a two percent royalty to the University of New Brunswick on sales of any and all products or services which incorporate the patents underlying your dark-pulse sensor technology for a period of five years from April 24, 2018 and that you have paid no royalties to date.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) which, under the subheading “Current Operations,” clarifies the extent to which the Company has manufactured, installed, or sold its patented BOTDA dark-pulse sensor technology system and also states the royalties paid to the University of New Brunswick to date.

2.	Please discuss the status of the business combination transaction between the company and Global System Dynamics, Inc. Disclose that the business combination will be terminated if it is not consummated by February 9, 2024. Discuss the likelihood that the business combination will occur by that date. Also disclose that Global System Dynamics will be required liquidate if a business combination transaction is not consummated by February 9, 2024. Provide a cross-reference to a new risk factor that discusses and quantifies the consequences to the company, both as a party to the transaction and as the sponsor of Global System Dynamics, if the business combination is not consummated and Global System Dynamics is liquidated.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses, under the subheading “Termination of BCA,” the termination of the business combination transaction between the Company and Global System Dynamics, Inc.

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The Offering, page 4

3.	Please provide a brief summary of the Equity Financing Agreement with GHS Investments LLC, including the duration, maximum dollar amount of puts, purchase price, effective discount to the market price, and number of shares required to be issued based upon the shares issuable under the put. Disclose that you may not have access to the full $30 million amount available under the Equity Financing Agreement. To provide context, disclose how much of the $30 million maximum amount you could receive from selling the 3.5 billion shares being registered based upon your most recent share price. Also disclose the total number of shares you would have to issue to obtain the $30 million maximum amount under the Equity Financing Agreement based upon your most recent share price.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which, under the subheading “Equity Financing Agreement Summary,” provides a brief summary of the Equity Financing Agreement with GHS Investments LLC, including the duration, maximum dollar amount of puts, purchase price, effective discount to the market price, and number of shares required to be issued based upon the shares issuable under the put. Disclosure was also added to the Amendment that the Company may not have access to the full $30 million amount available under the Equity Financing Agreement. Lastly, disclosure was added as to how much of the $30 million maximum amount the Company could receive from selling the 3.5 billion shares being registered based upon your most recent share price and the total number of shares the Company would have to issue to obtain the $30 million maximum amount under the Equity Financing Agreement based upon the most recent share price.

Risk Factors, page 5

4.	Provide a new risk factor that discusses the significant dilution and impact on the company’s share price that shareholders have experienced and will experience in connection with the multiple securities purchase and equity financing agreements the company has entered into with GHS Investments since August 2021. In the risk factor, disclose the number of shares purchased and range of prices paid under each agreement. Disclose the effective discount from the market price that GHS Investments pays for the shares under the agreements. Disclose that basing the purchase price on a discount to the market price means that the lower the company’s price, the more shares GHS Investments receives. Disclose the change in the company’s market price since the company began issuing shares to GHS under these agreements in August 2021.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revised the risk factor titled, “Our existing stockholders may experience significant dilution from the sale of our common stock pursuant to the GHS Equity Financing Agreement and our share price could decline.” to disclose the number of shares purchased and range of prices paid under each agreement, the effective discount from the market price that GHS Investments pays for the shares under the agreements, that basing the purchase price on a discount to the market price means that the lower the Company’s price, the more shares GHS Investments receives, and the change in the Company’s market price since the company began issuing shares to GHS under these agreements in August 2021.

Our only existing commitment for financing is pursuant to Equity Financing Agreement with GHS Investments LLC..., page 16

5.	You indicate that the 4.99% beneficial ownership limitation by GHS Investments may result in the company being unable to make puts under the Second Amended Equity Financing Agreement. Please disclose the purpose of this limitation. Also disclose that the 4.99% beneficial ownership limitation does not prevent GHS Investments from selling some or all of the company's shares it acquires and then acquiring additional shares so that GHS Investments is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company's outstanding shares. To provide context, disclose the total amount of shares that GHS Investments has purchased and sold under the multiple securities purchase and equity financing agreements since August 2021.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revised the risk factor titled, “Our only existing commitment for financing is pursuant to Equity Financing Agreement with GHS Investments LLC but our ability to make puts is subject to certain conditions which may limit our ability to make puts or the amount of each put. In the event we are unable to make puts or obtain other commitments for financing, our business will fail.” which discloses the purpose of the 4.99% beneficial ownership limitation, that the 4.99% beneficial ownership limitation does not prevent GHS Investments from selling some or all of the Company's shares it acquires and then acquiring additional shares so that GHS Investments is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the Company's outstanding shares, and the total amount of shares that GHS Investments has purchased and sold under the multiple securities purchase and equity financing agreements since August 2021.

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Private Placement

Equity Financing Agreement, page 28

6.	You indicate that, under the July 10, 2023 Equity Financing Agreement with GHS Investments LLC, the purchase price of shares in a put is 92% of the VWAP market price and the company is required to issue shares in the amount of 115% of each put. Please disclose the resulting effective purchase price of shares by GHS Investments.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the effective price of shares by GHS Investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financings, page 37

7.	You indicate that GHS has already purchased over 316 million shares pursuant to the Equity Financing Agreement entered into in 2023, as amended. Please tell us whether all of these shares have been registered for resale on behalf of GHS. In addition, please reconcile the differences between the table on page 37 showing the puts made by the company during 2023 to GHS pursuant to the 2023 Equity Financing Agreement with the table on page II-5.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the shares registered for resale on behalf of GHS and reconciles the differences between the table on page 37 showing the puts made by the Company during 2023 to GHS pursuant to the 2023 Equity Financing Agreement with the table on page II-5.

Liquidity and Capital Resources, page 42

8.	Disclose the total amount of your outstanding debt, the amount of debt in default and the amount of debt subject to pending litigation. Disclose the amount of cash the company requires for operations for the next 12 months, indicating the level of operations, and how the long company can operate with current resources.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the total amount of the Company’s outstanding debt, the amount of debt in default, the amount of debt subject to pending litigation, and the amount of cash the Company requires for operations for the next 12 months, indicating the level of operations, and how the long company can operate with current resources.

Global System Dynamics, Inc., page 48

9.	Please disclose the remaining number of Global System Dynamics public shares outstanding and amount of funds in the trust account following shareholder redemptions that occurred in connection with the shareholder votes to extend the time to consummate an initial business combination.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the remaining number of Global System Dynamics public shares outstanding and amount of funds in the trust account following shareholder redemptions that occurred in connection with the shareholder votes to extend the time to consummate an initial business combination.

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Legal Proceedings, page 53

10.	Please provide all the disclosure required by Item 103 of Regulation S-K. Ensure the disclosure is updated to the latest practicable date and includes a description of the factual basis alleged to underlie the proceedings and the relief sought.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which provides all the disclosure required by Item 103 of Regulation S-K to the latest practicable date and includes a description of the factual basis alleged to underlie the proceedings and the relief sought.

Exhibits

11.	Please file the equity financing agreements with GHS Investments LLC dated April 28, 2023, June 13, 2023 and July 10, 2023 as exhibits to the registration statement.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which files the equity financing agreements with GHS Investments LLC dated April 28, 2023, June 13, 2023 and July 10, 2023 as exhibits to the registration statement.

12.	We note that counsel's legality opinion filed as Exhibit 5.1 reflects that the 3.5 billion shares being registered are currently outstanding. To the extent that the shares are not currently outstanding, please have counsel revise his opinion as appropriate. For guidance, refer to Section II.B.2.h of CF Staff Legal Bulleting No. 19.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which files as Exhibit 5.1 a revised opinion.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Dennis O’Leary, CEO

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